

May 10, 2013

Via E-Mail
Mr. Bradley S. Powell
Chief Executive Officer
Expeditors International of Washington, Inc.
1015 Third Avenue
12th Floor
Seattle, WA 98104

> Re: **Expeditors International of Washington, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 000-13468**

Dear Mr. Powell:

We have reviewed your letter dated April 30, 2013, in response to the Staff's letter dated April 17, 2013 and have the following additional comments. Please revise your disclosure in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,
Executive Summary, page 13 and,
Results of Operations, page 16

1. We note from your response to our prior comment 1 that net revenue is one of the Company's primary operational and financial measures and is the critical component of the Company's main internal management reporting system and therefore you believe that using this measure in your MD&A discussion of your results of operations provides an analysis of the Company's business as seen through the eyes of those who manage that business. We also note from your response that in future filings, you will link your discussion of changes in net revenue to the corresponding changes in gross revenue or related operating expense to the extent adding such additional discussion will not be duplicative of the information already presented in the filing. Please note that while we do not object to the Company's discussion of its net revenues in MD&A, since this is the key financial measure used by the Company's management in evaluating and managing the profitability of its business, we continue to believe that this discussion should be supplemented with or accompanied by a separate discussion of your gross revenues and related expenses by type that are used to derive net revenues by category (i.e., airfreight

services, ocean freight services and ocean services and customs brokerage and other services). Our conclusions in this regard are based on the fact that such revenues and related expenses are presented in your financial statements on a gross rather than a net basis pursuant to ASC 605-45. Therefore in order to provide an appropriate analysis of your statement of operations as determined in accordance with GAAP, your MD&A discussion should also include a discussion of changes in both the gross revenues and gross expenses as presented in your financial statements as required by Item 303(a) of Regulation S-K. Please confirm that you will revise your MD&A discussion accordingly.

2. We note from your response to our prior comment number 2 that you do not believe that the measure "net revenues" is a non-GAAP measure since net revenue does not exclude any amounts or include any other amounts or contain any adjustments that would have such effect. We also note from your response that net revenue does not depict gross revenue or any other amount on your statement of earnings and therefore you do not believe net revenue is a non-GAAP measure. Please note that since your consolidated statements of operations present your revenues and related operating expenses on a gross basis pursuant to the guidance in ASC 605-45, we continue to believe that by deducting operating expenses from gross revenues as presented in your financial statements to arrive at "net revenues" for purposes of your MD&A disclosure, results in the presentation of a non-GAAP measure as defined in Item 10(e)(2)(i). Therefore, if you wish to continue to present and discuss this measure in your MD&A discussion, in addition to the table and paragraph preceding the table proposed on page 5 of your response, your disclosure should be accompanied by the following:

    *   Provide an in-depth discussion explaining that your revenues and related operating expenses are presented in your consolidated statement of operations on a gross basis pursuant to the guidance in ASC 605-45. Your revised disclosure should clearly explain why you believe you are the principal in your revenue generating transactions and should clearly explain how you meet the various criteria outlined in ASC 605-45 required for reporting revenues and related expenses on a gross basis.

    *   Revise to clearly identify the measure "net revenues" as a non-GAAP measure in your MD&A discussion of this measure as required by Item 10(e) of Regulation S-K.

3. We note from your response to our prior comment number 3 that because of the homogeneous nature of your worldwide operations, the consistency of your operating model and the symbiotic relationship between offices and geographic regions, you believe that providing any additional segment discussion and analysis would not be material to investors and could results in users of your financial statements incorrectly assuming that individual geographic segments are more stand-alone than they in fact are. However, as noted in our prior comment 3, given that the profitability information for your segments included in Note 10 to your financial statements indicates that the

profitability of your segments varies significantly for your various geographic segments, we continue to believe that a more robust discussion of the results of operations for your segments should be provided in MD&A. For example, we note that the net revenues and operating income as a percentage of gross revenues for your United States and Other North America segments range from 44 to 46% and from 11 to 15%, respectively, during the various periods presented in your financial statements while the net revenues and operating income as a percentage of gross revenues of your Latin America segment ranged from 56-57% and 17-18%, respectively, during these periods. We also note that the net revenues and operating income as a percentage of gross revenues of the Asia Pacific segment were significantly lower than that of the other segments during all periods presented and ranged from 16-19% and 7-8%, respectively, during these periods. Given the significant variability in the profitability of your segments, we believe your MD&A should be revised to include a robust discussion of your segment results operations for all periods presented in your financial statements. Please confirm that you will revise your MD&A discussion accordingly.

Report on Form 8-K dated May 1, 2013

4. We note the presentation of the non-GAAP measure "net revenues" in the press release furnished as part of your report on Form 8-K. Please revise your disclosure of this non-GAAP measure to comply with the guidance outlined in Regulation G. In this regard, the non-GAAP measure should be reconciled to the most comparable GAAP measure, gross revenues, and should be accompanied by an explanation of why management believes the measure provides useful information to investors.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief